HEALTHZONE LIMITED
Policy Document

Business Unit:
Subject:	Code of Conduct/Business Ethics
File Name:

Background

For the Company to succeed all team members, be they employees or contractors representing the company, need to understand and commit to the Company’s values and principles.

The Company’s management is based on respect for all stakeholders, in addition to compliance with behavioural standards specified in legislation.

Policy Statement

Company employees, and contractors representing the company, are to act with integrity and honesty.

Company policy requires that all companies and all businesses comply with the general law, with all rules and regulations applicable to the business and with proper standards of business conduct.

It is your responsibility as an employee or contractor:-

➢	to know the laws and regulations which apply to you in your work
➢	to comply with those laws and regulations
➢	to ensure that other people who work with you also comply, especially if they report to you
➢	to report to a senior member of staff any person who does not comply, if you become aware of it

Failure to comply with this Code of Conduct is a serious matter, which in extreme cases will justify dismissal or cancellation of contract with or without notice.

B Specific Topics

The Code of Conduct applies in all circumstances and to all businesses. This section contains a statement of the Group’s policy on a number of specific matters which may affect you in the business.

1.           Illicit payments

You must not give or receive any bribe or other illicit payment. This applies to any form of secret payment to any person. If you receive any proposal or suggestion to make or receive any such payment, you must report it immediately to a senior member of staff.

2.           Favours

Subject to certain restrictions, you may give or receive certain kinds of favours (but not cash) where these are in the ordinary course of your duties. Such favours may include gifts, entertainment or hospitality.

You may give or receive such gifts or favours only if they are of small value and customary in nature and only if you do not expect to receive or are nor expected to give anything in return.

You must inform a superior staff member of any gifts or favours which are in any way unusual.

3.          Anti – Competitive Practices

Certain kinds of conduct involving agreements with competitors which have the effect of restricting competition (such as price-fixing, non-competition agreements, etc) are illegal. If you are asked to enter into any arrangement with a competitor , you must consult a senior member of staff to ensure that what you are doing is legal.

4.           Conflicts of Interest

You must avoid putting yourself in a position where your personal interests could conflict with your duty to the Group. The kind of situation which you should avoid, except where it is approved in advance by a senior member of staff, includes the following:-

➢           giving business of your employer to a company owned by your family or friends
➢           having any form of financial interest (other than in quoted shares) in any supplier or customer
➢           using company property for your personal gain
➢           doing business for company clients on your own behalf rather than doing that same business on behalf of the company

5.           Tax Compliance

If you are involved in handling tax matters on behalf of the company, you must ensure that the company complies fully with all tax laws and regulations. The company must, report all of its income and expenditure, prepare and submit complete and timely tax returns, and pay all of the tax due on all of its income in accordance with the law.

6.           Business Licenses

The company must be properly licensed to carry on its business and must not carry on activities which exceed the scope of the licenses which it holds. This is particularly the case if you are working in a representative office or in any country or business which has strict regulatory requirements.

7.           Exchange Controls

You must ensure that you do not do anything which is in breach of any exchange control laws and regulations in countries in which or with which you do business. You must exercise care if you are involved in making or receiving payments from one country to another, or if you are asked to make payments for the account of nationals of any country to an offshore account, or to make payments to local nationals in foreign currency rather than domestic currency. You must consult a senior member of staff in any cases where you have any doubts.

8.           Personnel Issues

You must have all necessary visas, work permits, and all necessary specific registrations and qualifications for the work you do in the place you do it. In all instances, you must obtain these before you start to carry out the employment for which such visas, permits, etc. are required.

9.           Personal Taxation

You must declare all of your pay and benefits from your employer to the local tax authorities in compliance with the law and you must pay all applicable taxes on your pay and benefits.

10.         Treatment of Employees

Group policy requires that you and your fellow employees are treated fairly, impartially, and with respect. You must behave in the same way to your fellow employees.

All forms of harassment (whether sexual, racial, or for any other reason) are unacceptable.

11.         Invoicing

If your work involves the issue of invoices on behalf of your company, you must ensure that they are true, accurate and complete. You may be requested by a customers or suppliers to engage in irregular conduct in relation to the issue of invoices. You must not engage in this practice if you have reason to believe that there is an improper motive. You must not request any customer or supplier to engage in any such practices for the benefit of the company.

12.         Books and Records

All books and records maintained by the Group must be complete and accurate. You must not maintain books and records which are falsified in any way.

13.         Share Dealing

You must not deal in the securities of any company, if you have price sensitive information with regard to that company. You must obtain the approval of senior management before dealing in the securities of any company with which your employer has business dealings.

CODE OF CONDUCT

The Code of Conduct establishes the standards and values which we as a Company wish to uphold in operating all of our businesses.

Compliance with the Code of Conduct is essential. Failure to comply with local laws and regulations can result in the company incurring fines or other penalties, suffering restrictions on their business activities and, in some cases, the withdrawal of the right to carry on certain business or operate in particular countries.

Failure to comply with the Code of Conduct can also have serious consequences for the individual employees concerned. This would include loss of career prospects, termination of employment, fines or imprisonment.

You should therefore read, understand and become familiar with the Code of Conduct and observe it at all times. If you are ever in any doubt you should consult your Chief Executive Officer.

Guidance

If an employee or contractor is in any doubt as to what behaviour is considered ethical, they should consult a director of the Company. The director may determine whether it is appropriate to consult legal counsel.

Specific Responsibilities

All employees and contractors to understand the Code of Conduct and apply it.

Directors to deal with concerns raised and monitor compliance.

References
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